UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

VOYAGE REVENUES (note 10)	92,154	88,389	276,492	247,231

OPERATING EXPENSES (note 10)
Voyage expenses	723	755	1,357	1,495
Vessel operating expenses	20,963	20,390	64,032	57,604
Depreciation and amortization	22,126	20,560	66,689	60,392
General and administrative	5,252	5,637	15,681	13,347
Restructuring charge (note 16)	—	393	175	3,053

Total operating expenses	49,064	47,735	147,934	135,891

Income from vessel operations	43,090	40,654	128,558	111,340

OTHER ITEMS
Interest expense (notes 5, 8 and 10a)	(12,708)	(13,872)	(36,802)	(47,200)
Interest income (note 5)	2,083	3,376	5,385	10,858
Realized and unrealized loss on derivative instruments (note 11)	(33,423)	(33,882)	(105,784)	(41,476)
Foreign currency exchange (loss) gain (note 8)	(39,839)	(17,576)	20,017	(19,527)
Equity (loss) income	(870)	(781)	(2,483)	20,353
Other income — net (note 9)	26	61	380	239

Total other items	(84,731)	(62,674)	(119,287)	(76,753)

Net (loss) income	(41,641)	(22,020)	9,271	34,587

Non-controlling interest in net (loss) income	(1,665)	2,785	(4,239)	25,398
Dropdown Predecessor’s interest in net (loss) income (note 1)	—	2,638	2,258	3,117
General Partner’s interest in net (loss) income	858	488	5,141	3,233
Limited partners’ interest in net (loss) income	(40,834)	(27,931)	6,111	2,839
Limited partners’ interest in net (loss) income per unit (note 14)
• Common unit (basic and diluted)	(0.76)	(0.58)	0.05	0.04
• Subordinated unit (basic and diluted)	—	(0.58)	1.52	0.16
• Total unit (basic and diluted)	(0.76)	(0.58)	0.12	0.06

Weighted-average number of units outstanding:
• Common units (basic and diluted)	53,755,351	41,021,963	50,388,092	37,855,872
• Subordinated units (basic and diluted)	—	7,367,286	2,428,776	9,229,347
• Total units (basic and diluted)	53,755,351	48,389,249	52,816,868	47,085,219

Cash distributions declared per unit	0.60	0.57	1.77	1.71

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents	73,085	108,350
Restricted cash — current (note 5)	35,231	32,427
Accounts receivable, including non-trade of $8,595 (2009 — $10,729)	12,452	11,047
Prepaid expenses	7,858	8,089
Current portion of derivative assets (note 11)	16,720	16,337
Current portion of net investments in direct financing leases (note 5)	5,533	5,196
Advances to joint venture partner (note 7)	6,900	—
Advances to affiliates (note 10g) and to joint venture of nil (2009 — $1,646)	5,702	22,361

Total current assets	163,481	203,807

Restricted cash — long-term (note 5)	574,107	579,093

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $196,482 (2009 — $161,486)	1,087,367	1,116,653
Vessels under capital leases, at cost, less accumulated depreciation of $163,537 (2009 — $138,569) (note 5)	888,923	903,521
Advances on newbuilding contracts (note 12)	60,277	57,430

Total vessels and equipment	2,036,567	2,077,604

Investment in joint venture	88,930	91,674
Net investments in direct financing leases (note 5)	411,713	416,245
Other assets	24,231	25,888
Derivative assets (note 11)	103,742	15,794
Intangible assets — net (note 6)	125,828	132,675
Goodwill — liquefied gas segment	35,631	35,631

Total assets	3,564,230	3,578,411

LIABILITIES AND EQUITY
Current
Accounts payable (includes $982 and $1,084 for 2010 and 2009, respectively, owing to related parties) (note 10a)	6,178	4,741
Accrued liabilities (includes $2,183 and $2,572 for 2010 and 2009, respectively, owing to related parties) (note 10a)	44,304	45,274
Unearned revenue	10,649	12,109
Current portion of long-term debt (note 8)	77,290	77,398
Current obligations under capital lease (note 5)	44,750	41,016
Current portion of derivative liabilities (note 11)	52,992	50,056
Advances from joint venture partners (note 7)	44	1,294
Advances from affiliates (note 10g)	105,993	104,265

Total current liabilities	342,200	336,153

Long-term debt (note 8)	1,318,983	1,397,687
Long-term obligations under capital lease (note 5)	732,147	743,254
Long-term unearned revenue	42,100	45,061
Other long-term liabilities (note 5)	57,529	55,267
Derivative liabilities (note 11)	243,029	83,951

Total liabilities	2,735,988	2,661,373

Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Dropdown Predecessor equity (note 1)	—	43,013
Non-controlling interest	9,568	13,807
Partners’ equity	818,674	860,218

Total equity	828,242	917,038

Total liabilities and total equity	3,564,230	3,578,411

Consolidation of variable interest entities (note 12)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	9,271	34,587
Non-cash items:
Unrealized loss on derivative instruments (note 11)	73,683	16,348
Depreciation and amortization	66,689	60,392
Unrealized foreign currency exchange (gain) loss	(19,670)	18,756
Equity based compensation	106	277
Equity loss (income)	2,483	(20,353)
Amortization of deferred debt issuance costs and other	2,599	1,139
Change in operating assets and liabilities	3,906	34,811
Expenditures for drydocking	(11,128)	(5,456)

Net operating cash flow	127,939	140,501

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 10j)	(33,997)	—
Proceeds from issuance of long-term debt	39,231	162,826
Scheduled repayments of long-term debt	(56,415)	(61,541)
Prepayments of long-term debt	(42,000)	(95,900)
Scheduled repayments of capital lease obligations and other long-term liabilities	(7,288)	(7,092)
Proceeds from equity offerings net of offering costs (note 3)	50,921	68,532
Advances to and from affiliates	(2,549)	14,360
Decrease in restricted cash	449	1,390
Equity contribution from Teekay Corporation to Dropdown Predecessor (notes 1 and 13)	466	720
Cash distributions paid	(100,053)	(85,196)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC (note 10e)	—	(31,830)
Repayment of joint venture partners’ advances	(1,250)	—
Other	(131)	—

Net financing cash flow	(152,616)	(33,731)

INVESTING ACTIVITIES
Advances to joint venture partner and to joint venture	(6,900)	(2,610)
Receipts from direct financing leases	4,195	2,945
Expenditures for vessels and equipment	(7,883)	(96,000)
Purchase of Teekay Tangguh Borrower LLC (note 10e)	—	(37,259)

Net investing cash flow	(10,588)	(132,924)

Decrease in cash and cash equivalents	(35,265)	(26,154)
Cash and cash equivalents, beginning of the period	108,350	117,641

Cash and cash equivalents, end of the period	73,085	91,487

Supplemental cash flow information (note 13).
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Dropdown	Partners’ Equity					Non-
	Predecessor					General	controlling
	Equity	Common		Subordinated		Partner	Interest	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2009	43,013	44,973	754,414	7,367	67,745	38,059	13,807	917,038
Net change in parent’s equity in Dropdown Predecessor (note 1)	466	—	—	—	—	—	—	466
Net income and comprehensive income	2,258	—	2,411	—	3,700	5,141	(4,239)	9,271
Cash distributions	—	—	(85,050)	—	(8,620)	(6,383)	—	(100,053)
Equity based compensation	—	—	104	—	—	2	—	106
Additional offering costs related to November 2009 follow-on equity offering (note 3)	—	—	(111)	—	(18)	(2)	—	(131)
Acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC from Teekay Corporation (note 10j)	(45,737)	—	(2,471)	—	(1,020)	(148)	—	(49,376)
Conversion of subordinated units to common units (note 14)	—	7,367	61,787	(7,367)	(61,787)	—	—	—
Direct equity placement, net of offering costs (note 3)	—	1,713	49,901	—	—	1,020	—	50,921

Balance as at September 30, 2010	—	54,053	780,985	—	—	37,689	9,568	828,242

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2009. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
On March 17, 2010, the Partnership acquired two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker, the Alexander Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2009 and the consolidated statements of income, cash flows and changes in total equity for the nine months ended September 30, 2010 and 2009 reflect these three vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges up to March 17, 2010, increased the Partnership’s net income by $2.3 million for the nine months ended September 30, 2010 and $2.6 million and $3.1 million for the three and nine months ended September 30, 2009, respectively.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
Adoption of New Accounting Pronouncements
In January 2010, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash — The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates, joint venture partners and joint venture — The fair value of the Partnership’s advances to and from affiliates, joint venture partners and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.
Interest rate swap agreements — The Partnership transacts all of its interest rate swap agreements through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions. The fair value of the Partnership’s interest rate swaps is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swap, current interest rates and the current credit worthiness of either the Partnership or the swap counterparties depending on whether the swaps are in asset or liability position. The estimated amount is the present value of future cash flows.
Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 10i). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.
The Partnership categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		September 30, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level (1)	$	$	$	$

Cash and cash equivalents and restricted cash		682,423	682,423	719,870	719,870
Advances to and from affiliates and joint venture		(100,291)	(100,291)	81,904	(81,904)
Long-term debt (note 8)		(1,396,273)	(1,283,237)	(1,475,085)	(1,318,419)
Advances to and from joint venture partners (note 7)		6,856	6,856	(1,294)	(1,294)
Derivative instruments (note 11)
Interest rate swap agreements — assets	Level 2	124,814	124,814	36,744	36,744
Interest rate swap agreements — liabilities	Level 2	(292,490)	(292,490)	(134,946)	(134,946)
Other derivative	Level 3	(12,100)	(12,100)	(10,600)	(10,600)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Changes in fair value during the nine months ended September 30, 2010 for assets and liabilities that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2009	(10,600)
Total unrealized (losses)	(1,500)

Fair value at September 30, 2010	(12,100)

No non-financial assets or non-financial liabilities were carried at fair value at September 30, 2010 or December 31, 2009.
3.	Equity Offerings
On March 30, 2009, the Partnership completed an equity offering of 4.0 million common units at a price of $17.60 per unit. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 57.7% to 53.05% (including its indirect 2% general partner interest). The Partnership used the total net offering proceeds of approximately $68.7 million to prepay amounts outstanding on two of its revolving credit facilities.
On November 20, 2009, the Partnership completed an equity offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $85.4 million. On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 0.5 million common units for an additional $11.0 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross equity proceeds of $98.4 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 53.05% to 49.2% (including its indirect 2% general partner interest). The Partnership used the total net offering proceeds of approximately $93.9 million to prepay amounts outstanding on two of its revolving credit facilities.
On July 15, 2010, the Partnership completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit to an institutional investor. As a result of the offering, the Partnership raised gross equity proceeds of $51.0 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 49.2% to 47.7% (including its indirect 2% general partner interest). The Partnership used the total net offering proceeds of approximately $50.9 million to prepay amounts outstanding on one of its revolving credit facilities and for general partnership purposes.
4.	Segment Reporting
The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 10f). As at September 30, 2010, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method) and three LPG carriers. The Partnership’s conventional tanker segment consisted of ten Suezmax-class crude oil tankers and one Handymax Product tanker operating on long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following tables include results for these segments for the periods presented in these financial statements.

	Three Months Ended September 30,
	2010			2009
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	66,563	25,591	92,154	63,750	24,639	88,389
Voyage (recoveries) expenses	(50)	773	723	465	290	755
Vessel operating expenses	11,422	9,541	20,963	12,760	7,630	20,390
Depreciation and amortization	15,149	6,977	22,126	13,989	6,571	20,560
General and administrative (1)	2,921	2,331	5,252	3,118	2,519	5,637
Restructuring charge	—	—	—	175	218	393

Income from vessel operations	37,121	5,969	43,090	33,243	7,411	40,654

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Nine Months Ended September 30,
	2010			2009
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	198,171	78,321	276,492	184,996	62,235	247,231
Voyage expenses	45	1,312	1,357	723	772	1,495
Vessel operating expenses	35,582	28,450	64,032	37,493	20,111	57,604
Depreciation and amortization	45,781	20,908	66,689	43,660	16,732	60,392
General and administrative (1)	8,291	7,390	15,681	7,650	5,697	13,347
Restructuring charge	—	175	175	1,357	1,696	3,053

Income from vessel operations	108,472	20,086	128,558	94,113	17,227	111,340

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30,	December 31,
	2010	2009
	$	$

Total assets of the liquefied gas segment	2,895,925	2,867,400
Total assets of the conventional tanker segment	574,910	583,525
Cash and cash equivalents	73,085	108,350
Accounts receivable and prepaid expenses	20,310	19,136

Consolidated total assets	3,564,230	3,578,411

5.	Leases and Restricted Cash
Capital Lease Obligations

	September 30,	December 31,
	2010	2009
	$	$

RasGas II LNG Carriers	470,594	470,138
Spanish-Flagged LNG Carrier	118,385	119,068
Suezmax Tankers	187,918	195,064

Total	776,897	784,270
Less current portion	44,750	41,016

Total	732,147	743,254

RasGas II LNG Carriers. As at September 30, 2010, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below and in the table above relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
During 2008, the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $7.7 million as at September 30, 2010. This amount is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. In addition, the Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.0 million and is also included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at September 30, 2010, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $560.5 million, repayable as follows:

Year	Commitment
Remainder of 2010	$6,000
2011	$24,000
2012	$24,000
2013	$24,000
2014	$24,000
Thereafter	$929,128
As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.
Spanish-Flagged LNG Carrier. As at September 30, 2010, the Partnership was a party to a capital lease on one LNG carrier the Madrid Spirit which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in December 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at September 30, 2010, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($125.1 million), including imputed interest of 8.6 million Euros ($11.7 million), repayable as follows:

Year	Commitment
Remainder of 2010	26,918 Euros ($36,700)
2011	64,825 Euros ($88,382)
Suezmax Tankers. As at September 30, 2010, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms in 2011 for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at September 30, 2010, the remaining commitments under these capital leases, including the purchase obligations, approximated $203.7 million, including imputed interest of $15.8 million, repayable as follows:

Year	Commitment
Remainder of 2010	$5,892
2011	$197,854
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Madrid Spirit, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Madrid Spirit at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at September 30, 2010 and December 31, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $477.9 million and $479.4 million, respectively. As at September 30, 2010 and December 31, 2009, the weighted-average interest rates earned on the deposits were 0.6% and 0.4%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge its floating-rate restricted cash deposit relating to the RasGas II LNG Carriers (see Note 11).
As at September 30, 2010 and December 31, 2009, the amount of restricted cash on deposit for the Madrid Spirit was 87.5 million Euros ($119.3 million) and 84.3 million Euros ($120.8 million), respectively. As at September 30, 2010 and December 31, 2009, the weighted-average interest rates earned on these deposits were 5.1%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled 8.9 million Euros ($12.1 million) and 7.9 million Euros ($11.3 million) as at September 30, 2010 and December 31, 2009, respectively.
Operating Lease Obligations
Teekay Tangguh Joint Venture.
On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Partnership ultimately acquired 99% of Teekay Corporation’s interest in Teekay Tangguh, essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. As at September 30, 2010, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $10.4 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.
As at September 30, 2010, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts (1)	Payments (1)
Remainder of 2010	$7,221	$6,268
2011	$28,875	$25,072
2012	$28,859	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
Thereafter	$303,735	$357,387

Total	$426,361	$463,943

(1)
The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at September 30, 2010, the Partnership had received $84.0 million of Head Lease receipts and had paid $35.4 million of Sublease payments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms and the following table lists the components of the net investments in direct financing leases:

	September 30,	December 31,
	2010	2009
	$	$

Total minimum lease payments to be received	711,074	739,972
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	595	619
Less unearned revenue	(489,388)	(514,115)

Total	417,246	421,441
Less current portion	5,533	5,196

Total	411,713	416,245

As at September 30, 2010, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $9.6 million (remainder of 2010), $38.5 million (2011), $38.5 million (2012), $38.5 million (2013) and $38.5 million (2014). Both leases are scheduled to end in 2029.
6.	Intangible Assets
As at September 30, 2010 and December 31, 2009, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	September 30, 2010			December 31, 2009
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(54,529)	(2,195)	(56,724)	(47,889)	(1,988)	(49,877)

Net carrying amount	125,284	544	125,828	131,924	751	132,675

Amortization expense of intangible assets for the three months and nine months ended September 30, 2010 and 2009 was $2.3 million and $6.8 million, respectively. Amortization of intangible assets in each of the next five succeeding fiscal years is approximately $2.3 million for the remainder of 2010 and $9.1 million per year for 2011 through 2014.
7.	Advances to and from Joint Venture Partners

	September 30,	December 31,
	2010	2009
	$	$

Advances to BLT LNG Tangguh Corporation	6,900	—

Advances to joint venture partner	6,900	—

	September 30,	December 31,
	2010	2009
	$	$

Advances from Qatar Gas Transport Company Ltd. (Nakilat)	44	115
Advances from BLT LNG Tangguh Corporation	—	1,179

Advances from joint venture partners	44	1,294

Advances to and from joint venture partners are non-interest bearing and unsecured. The Partnership did not recognize any interest income or incur any interest expense from the advances during the three and nine months ended September 30, 2010 and 2009.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
8.	Long-Term Debt

	September 30,	December 31,
	2010	2009
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	163,000	181,000
U.S. Dollar-denominated Term Loans due through 2019	377,914	396,601
U.S. Dollar-denominated Term Loans due through 2021	334,906	342,644
U.S. Dollar-denominated Term Loans due through 2021	123,344	126,013
U.S. Dollar-denominated Unsecured Loan	—	1,144
U.S. Dollar-denominated Unsecured Demand Loan	13,664	15,265
Euro-denominated Term Loans due through 2023	383,445	412,418

Total	1,396,273	1,475,085
Less current portion	77,290	77,398

Total	1,318,983	1,397,687

As at September 30, 2010, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $537.1 million, of which $374.1 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $10.5 million (remainder of 2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014) and $393.3 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2010, totaled $377.9 million, of which $209.7 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2010, totaled $334.9 million. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due 12 years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.
At September 30, 2010, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $123.3 million. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.3%, while interest payments on the second tranche are based on six-month LIBOR plus 0.7%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at September 30, 2010, totaled $13.7 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2010 totaled 281.2 million Euros ($383.4 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 0.66% as of September 30, 2010. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
Also at September 30, 2010, the Partnership had a $122.0 million credit facility that will be secured by three LPG Carriers (or the Skaugen LPG Carriers), of which two were acquired from I. M. Skaugen ASA (or Skaugen) in April 2009 and November 2009, and two Multigas ships to be acquired from Skaugen in 2011 (or the Skaugen Multigas Carriers). The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. The Partnership expects to draw on this facility in 2011 to repay a portion of the amount it borrowed to purchase two Skaugen LPG Carriers in April 2009 and November 2009. As at September 30, 2010, the Partnership had access to draw $40 million on this facility. The Partnership intends to use the remaining available funds from the facility to assist in purchasing the remaining Skaugen LPG Carrier and the two Skaugen Multigas Carriers.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at September 30, 2010 and December 31, 2009 was 1.7%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At September 30, 2010, the margins on the Partnership’s long-term debt that has been drawn on ranged from 0.3% to 0.7%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership recognized foreign exchange (loss) gain of ($39.8) million, ($17.6) million, $20.0 million and ($19.5) million for the three and nine months ended September 30, 2010 and 2009, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to September 30, 2010 are $21.5 million (remainder of 2010), $82.0 million (2011), $281.7 million (2012), $79.0 million (2013), $79.6 million (2014) and $852.5 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation.
As at September 30, 2010, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.
9.	Other Income — Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Income tax (expense) recovery	(110)	144	(146)	443
Miscellaneous	136	(83)	526	(204)

Other income — net	26	61	380	239

10.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the three and nine months ended September 30, 2010 and 2009, the Partnership incurred $3.9 million, $2.5 million, $9.3 million and $7.4 million, respectively, for these services. In addition, as a component of the services agreements, the Teekay Corporation subsidiaries provide the Partnership with all usual and customary crew management services in respect of its vessels. For the three and nine months ended September 30, 2010 and 2009, the Partnership incurred $8.0 million, $8.8 million, $22.6 million and $20.8 million, respectively, for crewing and manning costs, of which $3.2 million and $3.7 million were payable to the subsidiaries of Teekay Corporation as at September 30, 2010 and December 31, 2009, respectively, and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.
On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels. This amount is deferred and amortized on a straight-line basis until 2012 and is included as a reduction of general and administrative expense in the Partnership’s consolidated statements of (loss) income.
During the three and nine months ended September 30, 2010 and 2009, nil, $0.7 million, $0.7 million and $0.8 million, respectively, of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and Alexander Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the three and nine months ended September 30, 2010 and 2009, nil, $0.1 million, $0.3 million and $0.1 million, respectively, of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the three and nine months ended September 30, 2010 and 2009, the Partnership incurred $0.1 million, $0.4 million, $0.6 million and $0.7 million, respectively, of these costs.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
c) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. During the nine months ended September 30, 2009, the Partnership incurred $0.5 million of these costs. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers and self-insures the remaining vessels in its fleet.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The customer under the charters for the Tangguh LNG Carriers is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. The Partnership has operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture (giving the Partnership a 69% interest in the joint venture) for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $31.8 million was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation. For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary.
f) In April 2008, the Partnership acquired the two 1993-built LNG carriers (or the Kenai LNG Carriers) from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). During the three and nine months ended September 30, 2010 and 2009, the Partnership recognized revenues of $9.5 million, $9.8 million, $27.3 million and $29.9 million, respectively, from these charters.
g) As at September 30, 2010 and December 31, 2009, non-interest bearing advances to affiliates totaled $5.7 million and $20.7 million, respectively, and non-interest bearing advances from affiliates totaled $106.0 million and $104.3 million, respectively. These advances are unsecured and have no fixed repayment terms.
h) In July 2008, Teekay Corporation signed contracts for the purchase from subsidiaries of Skaugen the Skaugen Multigas Carriers, which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to be delivered in 2011 for a total cost of approximately $106 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen (see Note 12).
i) The Partnership’s Suezmax tanker the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year.
j) On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built Handymax Product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolvers and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at September 30, 2010, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	441,339	(101,730)	26.3	4.9
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	217,082	(61,730)	8.5	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	60,000	(11,392)	7.6	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(22,587)	6.3	5.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	231,250	(50,641)	18.3	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	472,001	124,814	26.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	383,444	(44,410)	13.3	3.8

			(167,676)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at September 30, 2010, ranged from 0.3% to 0.7% (see Note 8).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($95.6 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at September 30, 2010 is $12,100 (December 31, 2009 — $10,600).
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at September 30, 2010
Interest rate swap agreements	4,352	16,720	103,742	(8,569)	(52,992)	(230,929)
Toledo Spirit time-charter derivative	—	—	—	—	—	(12,100)

	4,352	16,720	103,742	(8,569)	(52,992)	(243,029)

As at December 31, 2009
Interest rate swap agreements	4,613	16,337	15,794	(11,539)	(50,056)	(73,351)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,600)

	4,613	16,337	15,794	(11,539)	(50,056)	(83,951)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables present the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of (loss) income.

	Three Months Ended September 30,
	2010			2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(10,306)	(23,917)	(34,223)	(10,491)	(24,491)	(34,982)
Toledo Spirit time-charter derivative	—	800	800	—	1,100	1,100

	(10,306)	(23,117)	(33,423)	(10,491)	(23,391)	(33,882)

	Nine Months Ended September 30,
	2010			2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(32,101)	(72,183)	(104,284)	(25,128)	(23,103)	(48,231)
Toledo Spirit time-charter derivative	—	(1,500)	(1,500)	—	6,755	6,755

	(32,101)	(73,683)	(105,784)	(25,128)	(16,348)	(41,476)

12.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
The Partnership consolidated Teekay Tangguh in its consolidated financial statements effective November 1, 2006. On that date Teekay Tangguh became a VIE and the Partnership became its primary beneficiary upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in Teekay Tangguh (see Note 10e). Upon the Partnership’s acquisition of Teekay Tangguh on August 10, 2009, Teekay Tangguh was no longer a VIE.
The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 10h).
The following table summarizes the balance sheet of the Skaugen Multigas Carriers as at September 30, 2010 and as at December 31, 2009:

	September 30,	December 31,
	2010	2009
	$	$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	60,277	57,430
Other assets	651	651

Total assets	60,928	58,081

LIABILITIES AND DEFICIT
Accrued liabilities and other	422	112
Advances from affiliates	60,513	57,977

Total liabilities	60,935	58,089
Total deficit	(7)	(8)

Total liabilities and total deficit	60,928	58,081

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The assets and liabilities of the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIEs are under common control. The Partnership’s maximum exposure to loss as of September 30, 2010 and December 31, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in the Skaugen Multigas Carriers is limited to the purchase price of its interest in both vessels, which is expected to be approximately $106 million. The assets of the Skaugen Multigas Carriers cannot be used by the Partnership and the creditors of the Skaugen Multigas Carriers have no recourse to the general credit of the Partnership.
b) In December 2006, the Partnership announced that it agreed to acquire the three Skaugen LPG Carriers upon delivery for approximately $33 million per vessel. The first and second vessel delivered in April 2009 and November 2009, respectively, and the third vessel is expected to deliver in 2011. Upon delivery, the first and second vessels were, and the third vessel will be chartered to Skaugen at fixed rates for a period of 15 years.
13.	Supplemental Cash Flow Information
a) Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor (see Note 10j).
b) During the nine months ended September 30, 2009, the Tangguh LNG Carriers commenced their external time-charter contract under direct financing leases. The costs of the vessels of $408.6 million that have been included as part of the investments in direct financing leases were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
c) In June 2009, Teekay Corporation novated an interest rate swap, with a notional amount of $30.0 million, to the Partnership for no consideration. The transaction was concluded between related parties and thus the interest rate swap was recorded at its carrying value. The excess of the liabilities assumed over the consideration received, amounting to $1.6 million, has been charged to equity and treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
14.	Total Capital and Net (Loss) Income Per Unit
At September 30, 2010, of the Partnership’s total number of units outstanding, 52.3% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.

On July 15, 2010, the Partnership completed a direct equity placement of 1.7 million common units. During March 2009 and November 2009, the Partnership completed equity offerings of 4.0 million common units and 3.5 million common units, respectively (see Note 3).

On May 19, 2008, 25% of the subordinated units (3.7 million units) issued to Teekay Corporation in connection with the Partnership’s formation and initial public offering were converted into common units on a one-for-one basis as provided for under the terms of the partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. The price of the Partnership’s units at the time of conversion was $29.07.

On May 19, 2009, an additional 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66.

The subordination period ended on April 1, 2010 and the remaining 7.4 million subordinated units converted into an equal number of common units. The price of the Partnership’s units at time of conversion was $29.95.

Net (Loss) Income Per Unit

Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net (loss) income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

During the three and nine months ended September 30, 2010 and 2009, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net (loss) income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per unit calculation.

15.	Other Information

In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 and 2012 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.

16.	Restructuring Charge

During 2009 the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of certain seafarer positions. During the three and nine months ended September 30, 2010 and 2009 the Partnership incurred expenses of nil, $0.4 million, $0.2 million and $3.1 million, respectively, in connection with these restructuring plans. The carrying amount of the liability as at September 30, 2010 and December 31, 2009 was nil and $0.6 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.

17.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011, although earlier adoption is allowed. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The amendments that require disclosures as of the end of a reporting period are effective for the periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for the periods beginning on or after December 15, 2010. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

18.	Subsequent Events

On November 4, 2010, the Partnership acquired a 50% interest in one regas LNG carrier and a 49% interest in one conventional LNG carrier (collectively the Exmar Joint Venture) from Exmar NV for a total purchase price of approximately $70.3 million. The Partnership paid $35.4 million of the purchase price by issuing to Exmar NV 1,052,749 of its common units and the balance of $34.9 million was financed by drawing on one of its revolving credit facilities. On the date of the acquisition, the Exmar Joint Venture had $206.3 million of debt, of which 50% has been guaranteed by the Partnership. Exmar NV retains a 50% percent ownership interest in the Exmar Joint Venture. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.

On November 5, 2010, the Partnership sold one of its LPG carriers, the Dania Spirit for proceeds of $21.5 million, resulting in a gain of $4.3 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2010
PART I — FINANCIAL INFORMATION
Item 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During the first quarter of 2010, we increased distributions from $0.57 per unit for each quarter in 2009 to $0.60 per unit effective for the first quarter of 2010.
SIGNIFICANT DEVELOPMENTS IN 2010
Acquisition of Three Conventional Tankers
On March 17, 2010, we acquired from Teekay Corporation two 2009-built 159,000 deadweight tonne Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, and a 2007-built 40,083 deadweight tonne Handymax Product tanker, the Alexander Spirit, and the associated fixed-rate contracts for a total cost of $160 million. The remaining charter terms for these vessels are 11 years, 11 years and 9 years, respectively. We financed the acquisition by assuming $126 million of debt, borrowing $24 million under existing revolving credit facilities and using $10 million of cash. In addition, we acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. As a result of these acquisitions, we increased our quarterly cash distribution by $0.03 per unit beginning with the quarterly distribution paid in May 2010.
Conversion of Subordinated Units
On April 1, 2010, our remaining 7.4 million subordinated units converted to common units on a one-for-one basis.
Equity Offering
On July 15, 2010, we completed a direct equity placement of approximately 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $51 million, including our general partner’s 2% proportionate capital contribution. We used the net proceeds from the offering to prepay a portion of one of our revolving credit facilities and for general partnership purposes.
Exmar Joint Venture
On November 4, 2010, we acquired a 50% interest in one regas LNG carrier and a 49% interest in one conventional LNG carrier (collectively the Exmar Joint Venture) from Exmar NV for a total purchase price of approximately $70.3 million. We paid $35.4 million of the purchase price by issuing to Exmar NV 1,052,749 of our common units and the balance of $34.9 million was financed by drawing on one of our revolving credit facilities. On the date of the acquisition, the Exmar Joint Venture had $206.3 million of debt, of which we have guaranteed 50% of this debt. Exmar NV retains a 50% percent ownership interest in the Exmar Joint Venture. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.
Sale of Dania Spirit
On November 5, 2010, we sold one of our LPG carriers, the Dania Spirit for proceeds of $21.5 million, resulting in a gain of $4.3 million.
OTHER SIGNIFICANT PROJECTS
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase from I.M. Skaugen ASA (or Skaugen) of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the vessels from Teekay Corporation upon delivery for a total cost of approximately $106 million. Both vessels are scheduled to be delivered in 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.

Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled for 2011 and 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In March 2010, we acquired interests in two Suezmax vessels, the Bermuda Spirit and the Hamilton Spirit (collectively, the Centrofin Suezmaxes), and a Handymax Product tanker, the Alexander Spirit, from Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations referred to herein as the Dropdown Predecessor as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit).

•
Our financial results reflect the consolidation of Teekay Tangguh and the Skaugen Multigas Carriers prior to our purchase of interests in those entities that own those vessels. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture). We ultimately acquired 99% of Teekay Corporation’s interest in Teekay Tangguh, essentially giving us a 69% interest in the Teekay Tangguh Joint Venture. We were required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, even before we acquired this entity on August 10, 2009, as it was a variable interest entity and we were its primary beneficiary.

On July 28, 2008, Teekay Corporation signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described above, we have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Since July 28, 2008, we have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary.

Please read Item 1 — Financial Statements: Notes 10(e) and 10(h) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.
•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net (loss) income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Suezmax tanker Toledo Spirit time-charter contract, respectively. Please read Item 1 — Financial Statements: Note 10(i) — Related Party Transactions and Note 11 — Derivative Instruments. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, obligations under capital lease and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not impact our cash flows.

•
The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “Liquefied Gas Segment” below and “Other Significant Projects” above for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time-charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Vessel operating and other costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, to a lesser degree in 2009 and during the first half of 2010. We expect that going forward, there will be more upward pressure on crew compensation which will result in higher manning costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations; however, we believe that future operational costs will increase.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. The financial impact from these periods of off-hire, if material, is explained in further detail below. One vessel is scheduled for drydocking during the fourth quarter of 2010 with an estimated 18 total off-hire days for the quarter compared to 175 off-hire days for the first nine months of the year.

Liquefied Gas Segment
Our fleet includes 15 LNG carriers (including our 40% interest in four LNG carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers), our 69% interest in the Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), and our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers)) and three LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charters. We expect our liquefied gas segment to increase due to the following:
•	We have agreed to acquire an LPG carrier for approximately $33 million upon its delivery scheduled in 2011. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.
•
As discussed above, we have agreed to acquire the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $106 million upon their deliveries, which are scheduled for 2011. Please read Item 1 — Financial Statements: Note 10(h) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before the deliveries of the related four newbuilding LNG carriers, which are scheduled for 2011 and 2012. Please read Item 1 — Financial Statements: Note 15 — Other Information.

•	As discussed above, on November 4, 2010, we acquired the Exmar Joint Venture which owns two LNG carriers.

The following tables compare our liquefied gas segment’s operating results for the three and nine months ended September 30, 2010 and 2009, and compare its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2010 and 2009 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Voyage revenues	66,563	63,750	4.4
Voyage (recoveries) expenses	(50)	465	(110.8)

Net voyage revenues	66,613	63,285	5.3
Vessel operating expenses	11,422	12,760	(10.5)
Depreciation and amortization	15,149	13,989	8.3
General and administrative (1)	2,921	3,118	(6.3)
Restructuring charge	—	175	(100.0)

Income from vessel operations	37,121	33,243	11.7

Operating Data:
Revenue Days (A)	1,279	1,143	11.9
Calendar-Ship-Days (B)	1,288	1,196	7.7
Utilization (A)/(B)	99.3%	95.6%

(in thousands of U.S. dollars, except revenue days,	Nine Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Voyage revenues	198,171	184,996	7.1
Voyage expenses	45	723	(93.8)

Net voyage revenues	198,126	184,273	7.5
Vessel operating expenses	35,582	37,493	(5.1)
Depreciation and amortization	45,781	43,660	4.9
General and administrative (1)	8,291	7,650	8.4
Restructuring charge	—	1,357	(100.0)

Income from vessel operations	108,472	94,113	15.3

Operating Data:
Revenue Days (A)	3,776	3,238	16.6
Calendar-Ship-Days (B)	3,822	3,383	13.0
Utilization (A)/(B)	98.8%	95.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s operating results included 11 LNG (not including the four RasGas 3 LNG Carriers that are accounted for under the equity method) and 3 LPG carriers during the nine months ended September 30, 2010 and 2009, respectively. Our total calendar-ship-days increased by 13.0% to 3,822 days in the nine months ended September 30, 2010 from 3,383 days in the nine months ended September 30, 2009 as a result of the Tangguh Sago, Norgas Pan and Norgas Cathinka deliveries in March, April and November 2009, respectively.
During the nine months ended September 30, 2010, three of our gas carriers, the Arctic Spirit, Dania Spirit and Hispania Spirit were off-hire for approximately 22 days, 22 days and 2 days, respectively, relating to scheduled drydockings and in-water surveys, compared to 53 off-hire days in 2009.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily as a result of:
•
increases of $0.6 million and $10.6 million for the three and nine months ended September 30, 2010, respectively, due to the commencement of the time-charter for the Tangguh Sago in May 2009 and an increase in the time-charter rate for the Tangguh Hiri relating to the operating element of the time-charter;

•
increases of $4.0 million and $4.0 million for the three and nine months ended September 30, 2010, respectively, due to the absence of any off-hire days during those periods, compared to 53 off-hire days relating to the Galacia Spirit and Madrid Spirit during the comparable periods of 2009; and

•
increases of $1.0 million and $3.9 million for the three and nine months ended September 30, 2010, respectively, due to the commencement of the time-charters for the Norgas Pan and the Norgas Cathinka in April and November 2009, respectively;

partially offset by
•
decreases of $1.1 million and $1.4 million for the three and nine months ended September 30, 2010, respectively, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same periods last year;

•	a decrease of $1.1 million for the nine months ended September 30, 2010, due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for a scheduled drydock;
•
decreases of $0.3 million and $1.5 million for the three and nine months ended September 30, 2010, respectively, due to a decrease in the hire rates for the Arctic Spirit and Polar Spirit as compared to the same periods last year as a result of crewing rate adjustments;

•	decreases of $0.3 million and $0.2 million for the three and nine months ended September 30, 2010, respectively, due to timing of voyage expenses incurred; and
•	a decrease of $0.2 million for the three and nine months ended September 30, 2010, due to the Hispania Spirit being off-hire for 2 days in the third quarter of 2010 for a scheduled in-water survey.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2010, from the same periods last year, primarily as a result of:
•
decreases of $0.6 million and $1.7 million for the three and nine months ended September 30, 2010, respectively, due to our electing to cancel our loss-of-hire insurance in 2009 and a reduction in manning levels for certain of our LNG carriers;

•
decreases of $0.6 million and $1.3 million for the three and nine months ended September 30, 2010, respectively, due to the Arctic Spirit being laid up and as a result, operating with a reduced number of crew on board and with reduced repair and maintenance activities; and

•
decreases of $0.8 million and $1.0 million for the three and nine months ended September 30, 2010, respectively, due to the effect on our Euro-denominated expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year;

partially offset by
•	an increase of $1.1 million for the nine months ended September 30, 2010, due to additional crew training expenses relating to the Al Marrouna, the Al Areesh and the Al Daayen;
•
an increase of $0.7 million for the three and nine months ended September 30, 2010, due to additional crew training expenses and increased crew manning relating to the Tangguh Hiri and Tangguh Sago and from the delivery of the Tangguh Sago in March 2009; and

•	an increase of $0.3 million for the nine months ended September 30, 2010, due to additional repairs and maintenance on the Dania Spirit.
Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily as a result of:
•
increases of $0.3 million and $1.6 million for the three and nine months ended September 30, 2010, respectively, relating to depreciation of drydock expenditures incurred during the third and fourth quarters of 2009 and the first quarter of 2010; and

•
increases of $0.3 million and $1.0 million for the three and nine months ended September 30, 2010, respectively, from the delivery of the Norgas Pan and Norgas Cathinka in April and November 2009, respectively; and

•	an increase of $0.6 million for the three and nine months ended September 30, 2010, due to revised depreciation estimates;
partially offset by
•
a decrease of $1.1 million for the nine months ended September 30, 2010, from the delivery of the Tangguh Sago in March 2009, prior to the commencement of the external time-charter contract in May 2009 which is accounted for as a direct financing lease.

Conventional Tanker Segment
Our fleet includes ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker. All of our conventional tankers operate under long-term, fixed-rate time-charters.
On March 17, 2010, we purchased from Teekay Corporation the two 2009-built Centrofin Suezmaxes and a 2007-built Handymax Product tanker, the Alexander Spirit. These vessels have been included in our results as if they were acquired on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). As a result of these acquisitions, our total conventional tanker segment calendar ship days increased by 23.3% to 3,003 days for the nine months ended September 30, 2010 from 2,436 days for the nine months ended September 30, 2009.

The following tables compare our conventional tanker segment’s operating results for the three and nine months ended September 30, 2010 and 2009, and compare its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2010 and 2009 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Voyage revenues	25,591	24,639	3.9
Voyage expenses	773	290	166.6

Net voyage revenues	24,818	24,349	1.9
Vessel operating expenses	9,541	7,630	25.1
Depreciation and amortization	6,977	6,571	6.2
General and administrative (1)	2,331	2,519	(7.5)
Restructuring charge	—	218	(100.0)

Income from vessel operations	5,969	7,411	(19.5)

Operating Data:
Revenue Days (A)	924	941	(1.8)
Calendar-Ship-Days (B)	1,012	947	6.9
Utilization (A)/(B)	91.3%	99.4%

(in thousands of U.S. dollars, except revenue days,	Nine Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Voyage revenues	78,321	62,235	25.8
Voyage expenses	1,312	772	69.9

Net voyage revenues	77,009	61,463	25.3
Vessel operating expenses	28,450	20,111	41.5
Depreciation and amortization	20,908	16,732	25.0
General and administrative (1)	7,390	5,697	29.7
Restructuring charge	175	1,696	(89.7)

Income from vessel operations	20,086	17,227	16.6

Operating Data:
Revenue Days (A)	2,874	2,430	18.3
Calendar-Ship-Days (B)	3,003	2,436	23.3
Utilization (A)/(B)	95.7%	99.8%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
During the nine months ended September 30, 2010, three of our Conventional carriers, the Tenerife Spirit, Algeciras Spirit and Toledo Spirit, were off-hire for approximately 73 days, 41 days and 15 days, respectively, relating to scheduled drydockings, compared to no off-hire days in 2009.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily as a result of:
•
increases of $2.6 million and $19.1 million for the three and nine months ended September 30, 2010, respectively, due to the commencement of the time-charters for the two Centrofin Suezmaxes in May and June 2009, and the acquisition of the Alexander Spirit in September 2009 by Teekay Corporation;

partially offset by
•
decreases of $2.1 million and $3.3 million for the three and nine months ended September 30, 2010, due to the Tenerife Spirit, Algeciras Spirit and Toledo Spirit being off-hire for 73, 41 and 15 days, respectively, during the second and third quarters of 2010 for scheduled drydockings; and

•
decreases of $0.1 million and $0.3 million for the three and nine months ended September 30, 2010, respectively, due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net (loss) income).

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily as a result of:
•
increases of $1.6 million and $7.3 million for the three and nine months ended September 30, 2010, respectively, from the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009; and

•	increases of $0.3 million and $1.1 million for the three and nine months ended September 30, 2010 primarily due to higher planned maintenance activities relating to scheduled drydockings in 2010.
Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily as a result of:
•
increases of $0.3 million and $3.7 million, respectively, due to the delivery of the Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009; and

•
increases of $0.1 million and $0.5 million for the three and nine months ended September 30, 2010, respectively, relating to depreciation of drydock expenditures incurred during 2010 and the fourth quarter of 2009.

Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased for the three months ended September 30, 2010 and increased for the nine months ended September 30, 2010 from the same periods last year, primarily as a result of:
•
an increase of $1.0 million for the nine months ended September 30, 2010 due to the delivery of the Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009;

•	an increase of $0.6 million for the nine months ended September 30, 2010, due to an increase in ship management fees relating to certain Spanish vessels;
•	an increase of $0.5 million for the nine months ended September 30, 2010, due to an increase in corporate services provided to us by Teekay Corporation; and
•	an increase of $0.5 million for the three and nine months ended September 30, 2010, due to an adjustment in ship management fees relating to the Kenai LNG Carriers in September 2009;
partially offset by
•	an decrease of $0.8 million for the three months ended September 30, 2010, due to a decrease in corporate and office expenses; and
•	decreases of $0.1 million and $0.2 million for the three and nine months ended September 30, 2010, respectively, relating to management fees charged by us to a subsidiary of Teekay Corporation.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation and changed the nationality of certain seafarer positions. During the three and nine months ended September 30, 2009, we incurred $0.4 million and $3.1 million, respectively, in connection with these restructuring plans compared to an insignificant amount for the same periods in 2010.
Interest Expense. Interest expense decreased to $12.7 million and $36.8 million for the three and nine months ended September 30, 2010, respectively, from $13.9 million and $47.2 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These decreases were primarily the result of:
•
decreases of $0.3 million and $6.6 million for the three and nine months ended September 30, 2010, respectively, due to principal debt repayments made during 2010 and the third and fourth quarters of 2009 and a decrease of the LIBOR rates relating to our variable-rate debts for the nine months ended September 30, 2010;

•
decreases of $0.8 million and $4.2 million for the three and nine months ended September 30, 2010, respectively, from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in interest income from restricted cash);

•	decreases of $0.6 million and $0.7 million for the three and nine months ended September 30, 2010, respectively, due to a reclassification of interest income; and
•
decreases of $0.2 million and $0.5 million for the three and nine months ended September 30, 2010, respectively, from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have corresponding decreases in charter receipts, which are reflected as decreases to voyage revenues);

partially offset by
•	increases of $0.3 million and $1.1 million for the three and nine months ended September 30, 2010 relating to higher amortization of deferred debt issuance costs; and
•
increases of $0.3 million and $0.5 million for the three and nine months ended September 30, 2010, respectively, from the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009.

Interest Income. Interest income decreased to $2.1 million and $5.4 million for the three and nine months ended September 30, 2010, respectively, from $3.4 million and $10.9 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These decreases were primarily as a result of:
•
decreases of $0.9 million and $2.9 million for the three and nine months ended September 30, 2010, respectively, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits;

•
a decrease of $1.9 million for the nine months ended September 30, 2010, due to decreases in LIBOR rates for the first and second quarters of 2010, compared to the first and second quarters of 2009, relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers; and

•	decreases of $0.6 million and $0.7 million for the three and nine months ended September 30, 2010, respectively, due to a reclassification of interest expense;
partially offset by
•
an increase of $0.2 million for the three months ended September 30, 2009 due to an increase in the LIBOR rates in the third quarter of 2010, compared to the third quarter of 2009, relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to a loss of ($33.4) million and increased to a loss of ($105.8) million for the three and nine months ended September 30, 2010, respectively, from ($33.9) million and ($41.5) million for the same periods in 2009 as set forth in the table below.

	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(10,306)	(23,917)	(34,223)	(10,491)	(24,491)	(34,982)
Toledo Spirit time-charter derivative	—	800	800	—	1,100	1,100

	(10,306)	(23,117)	(33,423)	(10,491)	(23,391)	(33,882)

	Nine Months Ended			Nine Months Ended
	September 30, 2010			September 30, 2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(32,101)	(72,183)	(104,284)	(25,128)	(23,103)	(48,231)
Toledo Spirit time-charter derivative	—	(1,500)	(1,500)	—	6,755	6,755

	(32,101)	(73,683)	(105,784)	(25,128)	(16,348)	(41,476)

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($39.8) million and $20.0 million for the three and nine months ended September 30, 2010, compared to losses of ($17.6) million and ($19.5) million for the three and nine months ended September 30, 2009, respectively. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.

Equity (Loss) Income. Equity losses were ($0.9) million and ($2.5) million for the three and nine months ended September 30, 2010, compared to equity (loss) income of ($0.8) million and $20.4 million for the three and nine months ended September 30, 2009. These changes are primarily due to the changes in unrealized losses on derivatives for the three and nine months ended September 30, 2010 as compared to the same periods in the prior year and lower income recognized during the nine months ended September 30, 2010 related to direct finance leases in our equity accounted interest in the four RasGas 3 LNG Carriers.
Liquidity and Cash Needs
As at September 30, 2010, our cash and cash equivalents were $73.1 million, compared to $102.6 million at December 31, 2009. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $487.2 million as at September 30, 2010, compared to $479.8 million as at December 31, 2009. The 2009 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The increase in total liquidity is primarily due to the receipt of proceeds from our direct equity placement in July 2010 and our ability to draw $40 million of our $122.0 million credit facility related to the Skaugen LPG Carriers and Skaugen Multigas Carriers, partially offset by borrowings to partially finance the acquisition of the Centrofin Suezmaxes and the Alexander Spirit from Teekay Corporation in March 2010, repayments of long-term debt, advances and repayments to our joint venture partners and drydocking expenditures.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, in 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of September 30, 2010, we were also committed to acquiring one LPG carrier from Skaugen and the two Skaugen Multigas Carriers. These additional purchase commitments, scheduled to occur in 2011, total approximately $139 million. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2010	2009

Net cash flow from operating activities	127,939	140,501
Net cash flow used for financing activities	(152,616)	(33,731)
Net cash flow used for investing activities	(10,588)	(132,924)
Operating Cash Flows. Net cash flow from operating activities decreased to $127.9 million for the nine months ended September 30, 2010 from $140.5 million for the same period in 2009, primarily due to an increase in the number of off-hire days and drydocking expenses related to scheduled drydockings for the nine months ended September 30, 2010, compared to the same period last year, the timing of lease receipts from the Teekay Tangguh Joint Venture’s operating leases and changes in working capital due to the timing of our cash receipts and payments. This decrease was partially offset by the increase in operating cash flows from the Tangguh Sago having commenced its charter in May 2009, the deliveries of the Norgas Pan and Norgas Cathinka in April 2009 and November 2009, respectively, and the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to vary each period.
Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $39.2 million and $162.8 million for the nine months ended September 30, 2010 and 2009, respectively. From time to time we refinance our loans and revolving credit facilities. During the nine months ended September 30, 2010, we used the proceeds from long-term debt primarily to fund a portion of the acquisition of the Centrofin Suezmaxes and the Alexander Spirit.
On July 15, 2010, the Partnership completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $50.9 million. Please read item 1 — Financial Statements: Note 3 — Equity Offerings.
Cash distributions paid during the nine months ended September 30, 2010 increased to $100.1 million from $85.2 million for the same period last year. This increase was the result of an increase in the number of our outstanding common units as a result of the 2010 and 2009 equity offerings and an increase in the distribution per unit from $0.57 per unit to $0.60 per unit starting with the May 2010 distribution. Please read Item 1 — Financial Statements: Note 3 — Equity Offerings.
Investing Cash Flows Net cash flow used for investing activities decreased to $10.6 million for the nine months ended September 30, 2010 from $132.9 million for the same period in 2009, primarily reflecting the timing of the construction payments for the two Skaugen Multigas Carriers and the Tangguh Sago delivery in March 2009.

Credit Facilities
Our revolving credit facilities and term loans are described in Item 1 — Financial Statements: Note 8 — Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at September 30, 2010, we and our affiliates were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at September 30, 2010:

		Reminder	2011	2013
		of	and	and	Beyond
	Total	2010	2012	2014	2014
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,012.9	18.3	140.2	143.2	711.2
Commitments under capital leases (2)	203.7	5.9	197.8	—	—
Commitments under capital leases (3)	1,031.1	6.0	48.0	48.0	929.1
Commitments under operating leases (4)	463.9	6.3	50.1	50.1	357.4
Purchase obligations (5)	139.0	—	139.0	—	—

Total U.S. Dollar-denominated obligations	2,850.6	36.5	575.1	241.3	1,997.7

Euro-Denominated Obligations: (6)
Long-term debt (7)	383.4	3.2	223.5	15.4	141.3
Commitments under capital leases (8)	125.1	36.7	88.4	—	—

Total Euro-denominated obligations	508.5	39.9	311.9	15.4	141.3

Totals	3,359.1	76.4	887.0	256.7	2,139.0

(1)
Excludes expected interest payments of $4.8 million (remainder of 2010), $34.1 million (2011 and 2012), $28.1 million (2013 and 2014) and $49.5 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2010, plus margins on debt that has been drawn that ranged up to 0.70% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)
Existing restricted cash deposits of $477.9 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $426.4 million for these leases from 2010 to 2029.

(5)
In December 2006, we entered into an agreement to acquire three LPG carriers from Skaugen, for approximately $33 million per vessel upon their deliveries. Two of the three vessels were delivered in 2009 and the third vessel is scheduled for delivery in 2011. In July 2008, Teekay Corporation signed contracts for the purchase of the Skaugen Multigas Carriers and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $106 million upon their deliveries. Both vessels are scheduled to be delivered in 2011. Please read Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2010.

(7)
Excludes expected interest payments of $1.2 million (remainder of 2010), $8.0 million (2011 and 2012), $3.8 million (2013 and 2014) and $10.6 million (beyond 2014). Expected interest payments are based on EURIBOR at September 30, 2010, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2010. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)
Existing restricted cash deposits of $119.3 million, together with the interest earned on these deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We are committed to acquire from Teekay Corporation the Skaugen Multigas Carriers upon delivery for a total cost of approximately $106 million and one LPG carrier from Skaugen upon delivery for a total cost of approximately $33 million.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2009.
At September 30, 2010, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels and associated contracts to us from Teekay Corporation;

•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts;
•	our liquidity needs;
•	the duration of drydockings;
•	the future valuation of goodwill;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases;

•	the timing of the acquisition of the Angola LNG project vessels; and
•	the timing of the acquisition of the Skaugen projects.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2010
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2010, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair
	of					There-		Value
	2010	2011	2012	2013	2014	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	12.1	43.4	46.6	46.7	46.7	594.0	789.5	(704.9)	0.7%
Variable Rate (Euro) (3) (4)	3.2	13.3	210.2	7.4	8.0	141.3	383.4	(351.9)	1.3%

Fixed-Rate Debt ($U.S.)	6.2	25.3	24.9	24.9	24.9	117.2	223.4	(226.4)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	2.4	185.5	—	—	—	—	187.9	(187.9)	7.4%
Average Interest Rate (8)	7.5%	7.4%	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	7.6	18.4	18.9	19.4	19.9	524.1	608.3	(146.4)	5.6%
Average Fixed Pay Rate (2)	5.4%	5.5%	5.5%	5.6%	5.6%	5.6%	5.6%
Contract Amount (Euro) (4) (10)	3.2	13.3	210.2	7.4	8.0	141.3	383.4	(44.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of September 30, 2010 ranged from 0.3% to 0.7%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2010.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 83.1 million Euros ($113.4 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2010, the amount on deposit was 87.5 million Euros ($119.3 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2010 totaled $477.9 million, and the lease obligations, which as at September 30, 2010 totaled $470.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2010, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $441.3 million and $472.0 million, ($101.7) million and $124.8 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At September 30, 2010, the fair value of this derivative liability was ($12.1) million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans, Euro-denominated capital leases and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2010
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Reserved
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) FILED WITH THE SEC ON OCTOBER 20, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its General Partner

Date: November 30, 2010	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)